787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

April 22, 2016

VIA EDGAR CORRESPONDENCE

Mr. Jay Williamson

Disclosure Review and Accounting Office

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Permal Alternative Core Fund (the “Fund”), a series of Legg Mason Partners Equity Trust (the “Trust”)

Post-Effective Amendment No. 358 (the “Amendment”)

Securities Act File No. 33-43446

Investment Company Act File No. 811-06444

Dear Mr. Williamson:

The Trust filed the Amendment on February 24, 2016 pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended (the “1933 Act”), with an effective date of April 24, 2016. This letter responds to comments with respect to the Amendment that you provided in a telephone conversation with the undersigned on April 5, 2016. For your convenience, the substance of those comments has been restated below. The Trust’s response to each comment is set out immediately under the restated comment. Please note that we have not independently verified information provided by the Trust. Capitalized terms have the meanings assigned in the Fund’s prospectus unless otherwise defined in this letter.

General

Comment No. 1: You asked the Trust to respond to the comments in a letter filed on EDGAR. You asked the Trust to include any revised disclosure so that you may review the responses and respond to the Trust prior to the 485(b) filing the Trust will make with respect to the Fund. You also asked the Trust to provide Tandy representations.

Response: As requested, we have filed this letter on behalf of the Trust, which includes any revised disclosure, and the Tandy representations, which are provided in a separate letter from the Trust, on EDGAR as a CORRESP filing.

NEW YORK    WASHINGTON    HOUSTON    PARIS     LONDON    FRANKFURT     BRUSSELS    MILAN    ROME

in alliance with Dickson Minto W.S., London and Edinburgh

Fact Sheet

Comment No. 2: The Fund’s fact sheet presents a table entitled “Risk allocation by investment theme” that contains three columns: (1) Risk allocation; (2) Standalone risk and (3) Portfolio risk. Please explain supplementally what these three categories mean and why the percentages of risk allocation to two of the investment themes (standalone risk and portfolio risk) are significantly lower than the risk allocation to the investment theme titled risk allocation. How do these data points tie into the Fund’s investment strategy? Does the Fund target a specific level of portfolio risk? If so, how do you measure risk and design the portfolio to perform as targeted? Please consider whether enhanced strategy disclosure with respect to these topics is warranted.

Response: With respect to the fact sheet, the Trust submits supplementally that the fact sheet explained “Standalone risk” and “Portfolio risk” and that “Risk allocation” showed the risk-based allocation of the Fund by investment strategy or theme. The investment strategies are implemented by investing in underlying investments. The Trust submits that the table in the fact sheet showing “Risk allocation by investment theme” was intended to show the risk of each of Permal’s investment strategies or themes in the context of the risk of the Fund as a whole. Permal understands these metrics to be useful supplemental information to the financial intermediaries that distribute the Fund. Permal maps all of the Fund’s investments to an investment strategy (e.g., Alternative Fixed Income) and also to an investment theme (e.g., Structured Credit).

The Trust submits supplementally that the Fund does not target a specific level of portfolio risk. The Trust further submits supplementally that the current version of the fact sheet has been revised.

The Trust submits that the prospectus contains extensive disclosure about the types of strategies employed by the Fund and that additional disclosure is not necessary. The investment strategies and corresponding investment themes are described in the prospectus. The Trust has modified the disclosure about the types of hedge funds in which it can invest that appears in the Prospectus under “Principal Investment Strategies” in the summary section and under “More on the fund’s investment strategies, investments and risks — Important Information” and in the Statement of Additional Information under “Investment Objective and Management Policies — Investment Objective and Principal Investment Strategies” to include more examples of hedge fund strategies. The revised disclosure is as follows (italics added):

Hedge fund strategies may seek both long and short exposures to equities, fixed income, structured credit, currencies, commodities, real estate assets, infrastructure assets and other real assets. The fund will typically invest in multiple discrete styles of hedge fund investing, including, but not limited to, global macro strategies (including discretionary and systematic macro), managed futures, equity long-short, fixed income long-short, distressed debt and event driven. The fund may also employ various portfolio hedging strategies, including short-biased, volatility and tail-risk products that are expected to produce positive returns in adverse market environments.

In addition, the Trust has modified the disclosure in “More on the fund’s investment strategies, investments and risks – Selection process” as follows:

The fund will remain flexible in its use of investment strategies and investment themes or techniques and investments and will be managed from both a top-down and bottom-up perspective.

Prospectus

Comment No. 3: You asked the Trust to revise the disclosure in footnote 7 to the “Annual fund operating expenses” table to indicate that the manager’s right to recapture fees is also limited by any lower expense caps in place at the time of recapture.

Response: The Trust has added the following disclosure to footnote 7 (italics added):

In no case will the manager recapture any amount that would result, on any particular business day of the fund, in the class’ total annual operating expenses exceeding the applicable limits described above or any other lower limit then in effect.

Comment No. 4: You asked the Trust to confirm that the “Example” table only reflects the duration of the fee waiver and/or expense reimbursement arrangements.

Response: The Trust confirms that the fee waiver is reflected in the “Example” table only for the period when the waiver is in effect.

Comment No. 5: Under “Market and interest rate risk” on page 6 of the Fund’s prospectus, it appears that some of the disclosure is repeated. Please consider revising the disclosure to remove duplicative disclosure.

Response: The disclosure under “Market and interest rate risk” has been updated as follows to remove duplicative disclosure:

Market and interest rate risk. The market prices of the fund’s securities may go up or down, sometimes rapidly or unpredictably, due to general market conditions, such as real or perceived adverse economic or political conditions, inflation, changes in interest rates, lack of liquidity in the bond markets or adverse investor sentiment. When market prices fall, the value of your investment will go down. The value of your investment will generally go down when interest rates rise. ~~Interest rates have been historically low, so the fund faces a heightened risk that interest rates may rise.~~ A rise in rates tends to have a greater impact on the prices of longer term or duration securities. ~~The market prices of the fund’s securities may go up or down, sometimes rapidly or unpredictably, due to general market conditions, such as real or perceived adverse economic or political conditions, inflation, changes in interest rates, lack of liquidity in the bond markets or adverse investor sentiment. When market prices fall, the value of your investment will go down. The value of your investment will generally go down when interest rates rise. A rise in rates tends to have a greater impact on the prices of longer term or duration securities.~~ Interest rates have been historically low, so the fund faces a heightened risk that interest rates may rise. A general rise in interest rates may cause investors to move out of fixed income securities on a large scale, which could adversely affect the price and liquidity of fixed income securities and could also result in increased redemptions from the fund.

Comment No. 6: In the section titled “Performance,” please confirm that the bar chart will be reflected in the 485(b) filing.

Response: The Trust confirms that the bar chart has been included in the “Performance” section in the 485(b) filing.

Comment No. 7: Page 12 of the Fund’s prospectus notes that “[t]he fund may seek to gain exposure to certain asset classes, such as ETFs that invest primarily in commodities or master limited partnerships (“MLPs”), through investments in its wholly-owned subsidiary, Alternative Core Fund Ltd., a Cayman Islands exempted company.” Please explain supplementally the use of Alternative Core Fund Ltd. (the “Subsidiary”) for these types of investments.

Response: The Subsidiary holds investments that would generate “non-qualifying income” under the Internal Revenue Code of 1986, as amended (the “Code”) if held directly by the Fund, so that the Fund can continue to qualify as a regulated investment company under the Code.

Comment No. 8: In an appropriate location, please disclose and/or confirm the following items or identify where this disclosure appears in the registration statement:

a)	Disclose that the Fund complies with the provisions of the Investment Company Act of 1940 (the “1940 Act”) governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis.

b)	Disclose that each investment manager and subadviser to the Subsidiary complies with the provisions of the 1940 Act related to investment advisory contracts as an investment adviser to the Fund under Section 2(a)(20) of the 1940 Act. If the same person is the investment manager and/or subadviser to both the Fund and the Subsidiary, then for purposes of complying with Section 15(c) of the 1940 Act, the review of the Fund’s and Subsidiary’s advisory agreements may be combined.

c)	The investment advisory agreements between the Subsidiary and its investment manager and/or subadviser are material contracts that should be filed as an exhibit to the registration statement.

d)	Disclose that the Subsidiary complies with provisions relating to affiliated transactions and custody (Section 17) and identify the custodian of the Subsidiary.

e)	Disclose any of the Subsidiary’s principal investment strategies or risks that also constitute principal investment strategies or risks of the Fund. The principal investment strategies and risk disclosure of a fund that invests in a subsidiary should reflect aggregate operations of the fund and the subsidiary.

f)	Confirm supplementally that the management fee for the Subsidiary, including any performance fee, will be included in “Management fees” line item and that the Subsidiary’s expenses will be included in “Other expenses” line item to the Fund’s fees and expenses table.

g)	Confirm supplementally that the Subsidiary and its Board of Directors will agree to designate an agent for service of process in the United States and that the Subsidiary and its Board of Directors will agree to inspection by the SEC staff of the Subsidiary’s books and records which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

Response: The Trust’s responses are provided below in the same order as the comments:

a)	The section of the Prospectus titled “More on the fund’s investment strategies, investments and risks – Subsidiary risk” currently discloses that the Subsidiary has the same restrictions and limitations as the Fund and follows the Fund’s compliance policies. The Trust has added the following disclosure to this section: The fund and the subsidiary test for compliance with certain investment restrictions and limitations on a consolidated basis.

b)	The management and subadvisory agreements applicable to the Fund also cover the management of assets of the Subsidiary. There are no separate management or subadvisory agreements for the Subsidiary. The Fund’s Board of Trustees reviews and approves the continuance of these agreements in compliance with Section 15(c) of the 1940 Act.

c)	As noted above, the management and subadvisory agreements cover the management of assets of the Subsidiary and have been filed as exhibits to the Fund’s Registration Statement.

d)	The Trust confirms that the Subsidiary complies with the provisions relating to affiliated transactions and custody in Section 17 and the rules thereunder. The Trust notes that the section of the Prospectus titled “More on the fund’s investment strategies, investments and risks – Subsidiary risk” currently discloses that the Fund and the Subsidiary have the same restrictions and limitations and that the Subsidiary follows the Fund’s compliance policies. The Fund and the Subsidiary use the same custodian, State Street Bank and Trust Company. The following disclosure in the SAI has been revised accordingly (italics added): State Street Bank and Trust Company (“State Street”), One Lincoln Street, Boston, Massachusetts 02111, serves as the custodian of the fund and its subsidiary.

e)	The Trust confirms that all of the principal investment strategies and principal risks of the Subsidiary that constitute principal investment strategies and principal risks of the Fund are disclosed as such in the Fund’s Prospectus.

f)	The Trust confirms that the Subsidiary’s expenses are included in the “Management fee” and “Other expenses” line items of the Fund’s fees and expenses table. As noted above, the Fund’s investment management agreement covers the management of the Subsidiary and accordingly there is no separate management fee for the Subsidiary.

g)	The Trust confirms that the Subsidiary and its Board of Directors have designated an agent for service of process in the United States. The Trust confirms that the Subsidiary and its Board of Directors have agreed to inspection of the Subsidiary’s books and records by the SEC staff.

Comment No. 9: You asked whether the Fund’s investment manager is impacted by the recently proposed transaction with EnTrust Capital. If so, please consider updating the disclosure in the section titled “More on fund management.”

Response: Disclosure has been added to the “More on fund management” section of the Prospectus as follows:

Legg Mason has entered into a definitive agreement to acquire a majority ownership interest in EnTrust Capital (“EnTrust”) and combine EnTrust with The Permal Group (the “Combination”). EnTrust is a leading independent hedge fund investor and alternative asset manager headquartered in New York with approximately $12 billion in total assets under management as of February 1, 2016 and complementary investment strategies, investor base and business mix to The Permal Group. Upon closing of the Combination, Permal will be renamed EnTrustPermal Management LLC (“EnTrustPermal”) and will be a separate subsidiary of EnTrustPermal LLC. If the Combination is effected before the special meeting of fund shareholders is held to approve the proposed subadvisory agreement between the manager and EnTrustPermal with respect to the fund, the current subadvisory agreements between the manager and Permal will terminate and EnTrustPermal will serve as the fund’s subadviser pursuant to interim subadvisory agreements between the manager and EnTrustPermal with respect to the fund (the “interim agreements”). The services that EnTrustPermal will provide to the fund under the interim agreements are identical to the services that Permal currently provides. The interim agreements will expire on the earlier of 150 days after the closing of the Combination or upon shareholder approval of the proposed subadvisory agreement.

Disclosure has also been added to the “Investment Management and Other Services - Subadvisory Arrangements” section of the SAI as follows:

Legg Mason has entered into a definitive agreement to acquire a majority ownership interest in EnTrust Capital (“EnTrust”) and combine EnTrust with The Permal Group (the “Combination”). EnTrust is a leading independent hedge fund investor and alternative asset manager headquartered in New York with approximately $12 billion in total assets under management as of February 1, 2016 and complementary investment strategies, investor base and business mix to The Permal Group. Upon closing of the Combination, Permal will be renamed EnTrustPermal Management LLC (“EnTrustPermal”) and will be a separate subsidiary of EnTrustPermal LLC. If the Combination is effected before the special meeting of fund shareholders is held to approve the proposed subadvisory agreement between the manager and EnTrustPermal with respect to the fund, the Subadvisory Agreements will terminate. The Board has approved interim subadvisory agreements between the manager and EnTrustPermal with respect to the fund (the “interim agreements”) to take effect if the Subadvisory Agreements terminate. There are no material differences between the interim agreements and the Subadvisory Agreements, except for the term and termination provisions. In addition, the interim agreements contain provisions required by Rule 15a-4 under the 1940 Act, which state that the subadvisory fees must be paid into an interest-bearing escrow account with the fund’s custodian for the period during which the interim subadvisory agreements are effective. In accordance with the requirements of Rule 15a-4, the interim agreements have a maximum term of 150 days from the expiration of the Subadvisory Agreements.

Statement of Additional Information

Comment No. 10: You noted that in the section titled “Investment Policies,” the disclosure does not list the Fund’s policy with respect to concentration in an industry or industries as required under Section 8(b) of the 1940 Act. Please explain supplementally why such policy is not included.

Response: The Trust confirms that the Fund does have a concentration policy, which is disclosed on page 49 of the SAI as follows: “Due to its investment objective and policies, the fund will concentrate more than 25% of its assets in the mutual fund industry. In accordance with the fund’s investment program, the fund may invest more than 25% of its assets in certain underlying funds.”

*        *        *         *

If you have any questions regarding these responses, please do not hesitate to contact me at (212) 728-8558, Benjamin J. Haskin at (202) 303-1124 or Neesa P. Sood at (202) 303-1232.

Very truly yours,

/s/ Dianne E. O’Donnell
Dianne E. O’Donnell

Cc:	Rosemary D. Emmens, Esq., Legg Mason & Co., LLC

Angela N. Velez, Esq., Legg Mason & Co., LLC

Benjamin J. Haskin, Esq., Willkie Farr & Gallagher LLP

Neesa P. Sood, Esq., Willkie Farr & Gallagher LLP

Christopher M. Chan, Esq., Willkie Farr & Gallagher LLP

Legg Mason Partners Equity Trust

620 Eighth Avenue, 49th Floor

New York, New York 10018

April 22, 2016

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Legg Mason Partners Equity Trust (the “Trust”)

Post-Effective Amendment No. 358 to the Registration Statement on Form N-1A

Securities Act File No. 33-43446

Investment Company Act File No. 811-06444

Ladies and Gentlemen:

In connection with the Commission Staff’s review of Post-Effective Amendment No. 358 to the Registration Statement on Form N-1A of the Trust on behalf of Permal Alternative Core Fund, a series of the Trust, as filed with the Commission on February 24, 2016 (the “Registration Statement”), the Trust acknowledges that, with respect to filings made by the Trust with the Commission and reviewed by the Staff:

(a) the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

(b) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c) the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Legg Mason Partners Equity Trust

By:	/s/ Rosemary D. Emmens
Name:	Rosemary D. Emmens
Title:	Assistant Secretary